Exhibit 17

February 20, 2007

Brian Bonar
Chairman & CEO
Dalrada Financial
9449 Balboa Avenue
Suite 210
San Diego, CA 92123

Dear Brian:

Effective immediately, I hereby resign as a Director of Dalrada Financial and as a member of the Board Audit Committee.

Sincerely,

/s/ Paul Muscenti
________________
Paul Muscenti